Exhibit 99.1

Supreme Court of Korea’s Judgment on

POSCO’s Former CEO and Head of Strategic Business Dept.

Our former Chief Executive Officer, Chung, Joon Yang, and former Head of Strategic Business Dept., Jeon, Woo-Sig, were prosecuted without detention on November 10, 2015, in connection with the allegation of purchasing Sungjin Geotec, an underperforming corporation, at a high cost and made a loss about 159.2 billion KRW to POSCO.

The Seoul Central District Court and the Seoul High Court declared him innocent on January 13, 2017 and August 18, 2017, respectively. The Supreme Court of Korea affirmed the Seoul High Court’s decision on June 19, 2018.